Exhibit 99

Eidos plc: Trading Update

    LONDON--(BUSINESS WIRE)--June 27, 2003--

       US launch of Tomb Raider: The Angel of Darkness - PS2 -

    Eidos plc (LSE:EID.L; Nasdaq:EIDSY), one of the world's leading publishers and developers of entertainment software, today confirms that Tomb Raider: The Angel of Darkness, successfully launched in the US on PS2 on 20th June. Initial feedback from retailers and consumers has been positive with shipments to date in line with management's expectations.

    US and European launch of Tomb Raider: The Angel of Darkness (PC)

    The PC game version for the US and European markets will launch during week commencing 30th June.

    European launch of Tomb Raider: The Angel of Darkness (PS2)

    The Company is currently in the final stages of approval for the multi-language versions of the European PS2 game. As the Company's financial year-end is June 30, it is now apparent that while some units may ship within the current financial year, up to one million units may ship in July - the first month of the next financial year. This has led the Board to significantly reduce its expectations for profit before tax for the financial year ending June 30, 2003. The release delay is not expected to impact the overall estimated sales for the title. The Board believes that the Company will meet, in aggregate, market expectations for the financial years ending June 30, 2003 and 2004.
    The Company continues to enjoy a strong cash position with net cash balances of over GBP40 million.
    The game will benefit from the launch of the Tomb Raider film sequel, "The Cradle of Life", scheduled for release by Paramount Pictures on July 25 in the US and on August 22 in Europe.

    US launch of Italian Job

    Eidos also confirms that it successfully launched, ahead of schedule, its Italian Job game in the US on June 24th to tie in with the recently released new Italian Job film in the US and maximise that game's commercial potential. The game has initially been published on PS2 and Xbox with early shipments again in line with management's expectations.

    Further announcements

    Eidos intends to announce preliminary results for the year to June 30, 2003 on September 4, but will provide a further trading statement as soon as is practicable in order to keep shareholders fully informed of the expected outcome for the current financial year.

    Notes

    1. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

    2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

    CONTACT: Eidos plc
             Mike McGarvey/Stuart Cruickshank, 011 44 20 8636 3000
              or
             Brunswick
             Jonathan Glass/James Crampton, 011 44 20 7404 5959
             Nina Pawlak, 212/333-3810